Filed by UBS Group AG and UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration No. 333-199011

THE FOLLOWING IS AN ADVERTISEMENT PLACED IN THE WALL STREET JOURNAL ON NOVEMBER 13, 2014.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The exchange offer (as defined below) is comprised of the U.S. offer and the Swiss offer. The U.S. offer is being made to all holders of UBS Shares located in the United States pursuant to the offer to exchange/prospectus, dated October 14, 2014, and the related letter of transmittal and acceptance form. The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to separate offer documentation.

UBS Group AG Announces Reduction of Minimum Acceptance Condition and Extension of Initial Offer Period

in connection with the

Offer to Exchange

1 Registered Share

of

UBS GROUP AG

for

1 Issued Ordinary Share

of

UBS AG

On October 14, 2014, UBS Group AG (“UBS Group”) commenced an exchange offer (the “Exchange Offer”) for all the issued ordinary shares (“UBS Shares”) of UBS AG (“UBS”), in order to implement UBS’s previously announced plan to establish a holding company. If the Exchange Offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the UBS group.

On November 12, 2014, UBS Group announced that it has reduced the minimum percentage of UBS Shares that must be submitted for exchange (and not withdrawn) before the expiry of the initial offer period of the exchange offer from 90% to 66.67%. UBS Group also announced that, in accordance with applicable requirements, the initial offer period will remain open for acceptance (including withdrawal rights) until November 20, 2014, unless further extended. The revised indicative timetable is as follows:

Swiss tender deadline	November 20, 2014 at 10 a.m., New York City time (4:00 p.m., Swiss time)

Expiration of initial offer period	November 20, 2014 at 5:00 p.m., New York City time

Expected announcement of the provisional interim results of the exchange offer	November 21, 2014 at 7:30 a.m., Swiss time

Expected announcement of the definitive interim results of the exchange offer	November 26, 2014 at 7:30 a.m., Swiss time

Beginning of subsequent offer period	November 26, 2014

Expected settlement date for UBS Shares tendered during initial offer period	November 28, 2014

UBS Group shares to be issued in the exchange offer expected to begin trading on the SIX Swiss Exchange and NYSE	On or about November 28, 2014

Expiration of subsequent offer period	December 10, 2014 at 5:00 p.m., New York City time (with Swiss tender deadline at 4:00 p.m., Swiss time)

Expected announcement of the provisional final results of the exchange offer	December 11, 2014

Expected announcement of the definitive final results of the exchange offer	December 16, 2014

Expected settlement date for UBS Shares tendered during subsequent offer period	December 18, 2014

The SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group shares and the New York Stock Exchange has approved the listing of the UBS Group shares, subject to formal notice of issuance. Relevant authorities have granted most of the approvals, clearances or declarations of no objection that UBS Group has determined are required to complete the exchange offer, and UBS Group expects that it will obtain (or waive) remaining approvals during the extension period.

Based on the preliminary count of tendered shares as of November 11, 2014, a total of 3,327,585,789 UBS Shares have been tendered into and not withdrawn pursuant to the exchange offer, representing approximately 86.55% of the issued UBS Shares. Holders of UBS Shares who have already tendered their shares but whose willingness to accept the exchange offer would be affected by a reduction of the minimum acceptance condition may withdraw their acceptances before the end of the extended Swiss tender deadline or expiration date of the initial offer period set out above, as applicable.

As previously announced, UBS expects to initiate the delisting of UBS Shares from the SIX Swiss Exchange and the New York Stock Exchange as soon as practicable following completion of the exchange offer. Upon completion of the exchange offer, the market for UBS shares is expected to be significantly less liquid, and the value of UBS shares remaining publicly held may be lower or fluctuate more widely following completion of the exchange offer than previously.

Important Notice

UBS Group has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. UBS has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that UBS Group and UBS have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC.

November 13, 2014

The U.S. Information Agent for the Exchange Offer is:

Georgeson

+1 (888) 613-9817

UBSinfoagent@georgeson.com